Exhibit 99.3

ObsEva Reports Second Quarter 2017 Financial Results and Provides

Business Update

- Patient Enrollment Progressing for late stage clinical programs in Assisted

Reproductive Technology, Uterine Fibroids, and Endometriosis -

Geneva, Switzerland and Boston, MA – August 15, 2017—ObsEva SA (NASDAQ: OBSV), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today reported financial results for the second quarter ended June 30, 2017 and provided a business update outlining recent corporate progress and upcoming milestones.

“We continue to make strides toward achieving our goal of becoming a leader in Women’s Health and Reproductive medicine, addressing the needs of physicians and patients in areas that account for significant physical, emotional, and financial costs,” said Ernest Loumaye, Chief Executive Officer of ObsEva. “We are now actively enrolling patients in two Phase 3 programs, the PRIMROSE trials and the IMPLANT 2 trial, as well as in our Phase 2b EDELWEISS trial.”

Multiple Pipeline Programs Progressing in Phase 2 and Phase 3

•	In April, ObsEva commenced the PRIMROSE 1 and 2 trials of OBE2109, its oral GnRH receptor antagonist for the treatment of uterine fibroids. These Phase 3 trials are presently screening and enrolling patients, targeting enrollment of approximately 1,000 women in total, with the goal of reducing heavy menstrual bleeding.

•	ObsEva is continuing to enroll patients in the Phase 3 IMPLANT 2 trial of nolasiban (OBE001), its oral oxytocin receptor antagonist for use in assisted reproductive technology (ART), which began late in the first quarter. ObsEva expects to enroll 760 patients in Europe in this trial with the goal of increasing pregnancy and live birth rates following in vitro fertilization (IVF). Early enrollment has been aided by strong physician and patient interest.

•	ObsEva’s ongoing EDELWEISS Phase 2b clinical trial of OBE2109 for the treatment of endometriosis will include 330 patients globally. Enrollment in the European sites is complete while U.S. recruitment remains ongoing.

•

Key clinical data presented during the second quarter included Phase 1 PK/PD results for OBE2109 with and without hormone replacement add-back therapy, and a Phase 1 drug-drug interaction study of ObsEva’s oral prostaglandin F2 alpha receptor antagonist OBE022 with standard of care treatments for pre-term labor. These data completed the Phase 1 program for OBE022 and provided valuable information for ObsEva’s ongoing Phase 2/3 development of OBE2109.

Upcoming Milestones

ObsEva expects to achieve the following clinical and pipeline milestones over the coming 12 to 18 months:

•	Completion of enrollment of the Phase 3 IMPLANT 2 trial of nolasiban for ART by the end of 2017, with top line data expected in the first half of 2018.

•	Completion of enrollment of the Phase 2b EDELWEISS trial of OBE2109 for the treatment of endometriosis in late 2017 or early 2018, with data expected from the first 12-week evaluation period around mid-2018.

•	Commencement of the PROLONG trial, a Phase 2a clinical trial of OBE022 in pre-term labor, expected in the fourth quarter of 2017, with top line data release expected around year end 2018.

Second Quarter 2017 Financial Results

Net loss for the second quarter of 2017 was $17.3 million, or $0.61 per basic and diluted share. Research and development expenses were $14.0 million and general and administrative expenses were $3.9 million for the quarter ended June 30, 2017. As of June 30, 2017, ObsEva had cash and cash equivalents of $82.1 million. Cash used for investment activities in the quarter included a $5 million milestone payment to ObsEva’s partner Kissei.

Conference Call Information

ObsEva will host a conference call and audio webcast today at 5:00 p.m. Eastern Time to provide a business update and discuss second quarter 2017 financial results. To participate in the conference call, please dial 844-419-1772 (domestic) or (213) 660-0921 (international) and refer to conference ID 56972196. The webcast can be accessed under the “Investors” section of ObsEva’s website www.obseva.com

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving ART outcomes. ObsEva is listed on The NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates and the timing of enrollment in and data from clinical trials. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2016, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contact:

Liz Bryan

Spectrum Science

lbryan@spectrumscience.com

202-955-6222 x2526

CEO Office Contact:

Delphine Renaud

delphine.renaud@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

781-366-5726

Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)	Three-month period ended June 30,		Six-month period ended June 30,
	2017	2016	2017	2016
	unaudited		unaudited
Other operating income	2	27	8	30
OPERATING EXPENSES
Research and development expenses	(14,016)	(5,751)	(27,073)	(9,566)
General and administrative expenses	(3,855)	(716)	(6,600)	(1,375)

Total operating expenses	(17,871)	(6,467)	(33,673)	(10,941)

OPERATING LOSS	(17,869)	(6,440)	(33,665)	(10,911)

Finance income	602	13	860	27
Finance expense	—	(7)	—	(231)

NET LOSS BEFORE TAX	(17,267)	(6,434)	(32,805)	(11,115)

Income tax expense	(57)	—	(57)	—

NET LOSS FOR THE PERIOD	(17,324)	(6,434)	(32,862)	(11,115)

Net loss per share
Basic	(0.61)	(0.30)	(1.19)	(0.52)
Diluted	(0.61)	(0.30)	(1.19)	(0.52)
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit and loss

Remeasurements on post-retirement benefit plans.	—	—	—	—
Items that may be reclassified to profit or loss
Currency translation differences	—	(1,001)	—	1,402

TOTAL OTHER COMPREHENSIVE INCOME	—	—	—	1,402

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(17,324)	(7,435)	(32,862)	(9,713)

Consolidated Balance Sheets

(in USD ’000)	June 30, 2017	December 31, 2016
	unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	82,077	25,508
Other receivables	676	783
Prepaid expenses and deferred costs	1,475	2,415

Total current assets	84,228	28,706
Non-current assets
Plant and equipment	118	121
Intangible assets	21,608	16,608
Other long-term assets	192	90

Total non-current assets	21,918	16,819

Total assets	106,146	45,525

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities
Current tax liability	57	—
Other payables and current liabilities	1,791	2,383
Accrued expenses	5,125	4,269

Total current liabilities	6,973	6,652
Non-current liabilities
Post-employment obligations	2,853	2,832

Total non-current liabilities	2,853	2,832
Shareholders’ equity
Share capital	2,244	1,740
Share premium	160,462	71,966
Reserves	6,075	1,934
Accumulated losses	(72,461)	(39,599)

Total shareholders’ equity	96,320	36,041

Total liabilities and shareholders’ equity	106,146	45,525

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